The BlackRock Investment Quality Municipal Trust, Inc. (the “Registrant”)

77Q1(d):

Copies of all constituent instruments defining the rights of the holders of any new class of securities and of any amendments to constituent instruments referred to in answer to sub-item 77I.

A copy of the Registrant's Articles Supplementary Establishing and Fixing the Rights and Preferences of the Fund’s Series W-7 Variable Rate Muni Term Preferred Shares filed with the State Department of Assessments and Taxation of Maryland on December 15, 2011 is attached under sub-item 77Q1(a).